

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Ms. Karen J. Wilson
Vice President of Finance
Jazz Pharmaceuticals plc
45 Fitzwilliam Square
Dublin 2, Ireland

Re: **Jazz Pharmaceuticals plc
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 28, 2012
        Form 10-Q for the Quarterly Period Ended September 30, 2012
        Filed November 9, 2012
        File No. 001-33500**

Dear Ms. Wilson:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

1.   Although you disclose the impact of volume increases separately from price increases on your product sales, you do not appear to discuss the underlying causes. Please provide us proposed revised disclosure to be included in future periodic reports that elaborates on why volume and prices changed.

Contractual Obligations, page 62

2.   Please provide additional disclosure to be provided in future filings to quantify potential amounts relating to your milestones, royalty payments, and contractual payments that have been omitted from the table of contractual obligations or provide a cross reference to a discussion that is provided elsewhere in the filing if applicable.

Stock Based Compensation, page F-22

3.   Please provide proposed disclosure to be provided in future periodic reports of the range of expected volatilities used as required by ASC 718-10-50-2(f)(2). In addition, tell us the name(s) of the peer group you use and how this peer group is similar to you in size, resources, and industry. Further, explain why you feel including the historic volatility of a peer group in your volatility analysis provides a better indicator than your historical volatility.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Notes to Consolidated Financial Statements

2. Business Combinations

4.   On pages 11 and 12, you disclose your preliminary purchase price allocations for your Azur Merger and EUSA Acquisition, respectively. Please provide us proposed disclosure to be included in future periodic reports that:
    • Removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. In this regard, you use the terms "purchase price" or "purchase price allocation" in your pro forma financial information reflecting the Azur Merger in your Form 8-K filed on February 28, 2012.
    • Specifically identifies which assets, liabilities or items of consideration are preliminary or provisional, the reasons why your initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period as required by ASC 805-10-50-6.

Merger with Azur Pharma, page 10

5.   Regarding the $325 million in acquired developed technologies, please provide us disclosure to be provided in future periodic reports disaggregating the amount of total intangible assets acquired by name of each acquired technology and its estimated fair value.

Acquisition of EUSA Pharma, page 11

6.   Regarding the $616.9 million in acquired developed technologies, please provide us disclosure to be provided in future periodic reports disaggregating the amount of total intangible assets acquired to provide the name of each acquired technology and its estimated fair value.

9. Shareholders' Equity
Shares and Additional Paid-In Capital, page 21

7.   Please provide us proposed disclosure to be included in future periodic reports that clarifies where in your financial statements you recorded the $25.3 million paid on behalf of certain employees related to the net share settlement of exercised share options in connection with the Azur Merger. Please separately reference for us the authoritative literature you relied upon to support your accounting.

14. Discontinued Operations, page 24

8.   Please explain to us why you do not allocate a tax benefit to your discontinued operations when the disposed women's health business was acquired in the Azur Merger and Azur historically reported a tax provision. Please reference for us the authoritative literature you rely upon to support your accounting.

15. Income Tax, page 25

9.   Please explain to us why you record a full valuation allowance against your US deferred tax assets. In this regard, it appears that your US operations have been profitable since 2010 and that you expect revenues to continue to grow and operating profits to continue to be positive. In addition, in risk factors on pages 64 and 65 you disclose that you plan to fully utilize the US net operating losses of Jazz Pharmaceuticals, Inc. prior to their expiration and imply that the Azur Merger transaction with Jazz Pharmaceuticals, Inc. did not result in an ownership change under Section 382 of the Internal Revenue Code limiting your use of those net operating loss carryforwards.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business and Financial Overview, page 27

10.   Regarding your development pipeline activities, please provide us proposed disclosure to be included in future periodic reports, that includes the following for each of your research and development projects:
*   The nature, objective, and current status of the project;
*   The costs incurred during each period presented and to date;
*   The nature of efforts and steps necessary to complete the project;
*   The risks and uncertainties associated with completing development;

- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and
- Where a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Item 1A. Risk Factors, page 39

11.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/ IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please provide us propose risk factor disclosure to be included in future periodic reports that states this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant